BioCryst Pharmaceuticals, Inc. 4505 Emperor Blvd., Suite 200 Durham, North Carolina 27703 (919) 859-1302

May 4, 2020

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attn: Courtney Lindsay and Celeste Murphy

Re:	BioCryst Pharmaceuticals, Inc.
         Registration Statement on Form S-3
    Filed April 24, 2020
    File No. 333-237820

Dear Ladies and Gentlemen:

On behalf of BioCryst Pharmaceuticals, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated April 27, 2020 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Registration Statement on Form S-3 (File No. 333-237820) (the “Registration Statement”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

Risk Factors, page 2

1.
We note your disclosure on page 6 regarding the exclusive forum provision in your bylaws. Please include a risk factor on this exclusive forum provision that discusses the risks and implications of the provision. In addition to any other material risks, please discuss any potential costs, unfavorable rulings, or uncertainty with regard to enforcement. In this regard, please refer to our comment below.

Company Response: In the future, the Company will include a risk factor addressing this provision and these limitations in the “Risk Factors” section of its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). More specifically, in the Company’s quarterly report for the quarter ended March 31, 2020, the Company will include a risk factor in substantially the following form:

“Our Amended and Restated Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which may limit a stockholder’s ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees.

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of Delaware or our Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action against us or any of our directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. This exclusive forum provision does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This exclusive forum provision may limit a stockholder’s ability to choose its preferred judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.”

Description of Common Stock, Preferred Stock and Depositary Shares, page 6

2.
We note that your forum selection provision discussed in your disclosure here and in Article 8 of your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act and the Securities Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. If you intend for this provision to apply to the Securities Act, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company Response: The forum selection provision in the Company’s Amended and Restated Bylaws does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act. Accordingly, when the Company files a prospectus supplement pursuant to Rule 424 under the Securities Act in connection with any future offering under the Registration Statement, it will include in the base prospectus included therein the following disclosure under the heading “Description of Capital Stock”:

“Exclusive Forum for Certain Actions

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of Delaware or our Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action against us or any of our directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. Our Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock will be deemed to have notice of and to have consented to this choice of forum provision.  This exclusive forum provision does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This exclusive forum provision may limit a stockholder’s ability to choose its preferred judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.”

***

If you have any additional questions or comments or require further information with respect to the foregoing, please call the undersigned at (919) 859-7930 or Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740.

Very truly yours,

Name:	/s/ Alane Barnes
Alane Barnes
Senior Vice President and Chief Legal Officer

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP